Exhibit 99.1

SciSparc Announces U.S. Patent Application for Treating Metabolic Syndrome and Weight Loss

TEL AVIV, Israel, July 16, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced that an additional patent application with the United States Patent and Trademark Office (“USPTO”) was submitted as part of its ongoing collaboration with Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems and invented with Professor Joseph Tam from the Hebrew University’s technology transfer company, Yissum. The patent application is for the novel proprietary composition of Palmitoylethanolamide (“PEA”), the active ingredient of SciSparc’s proprietary CannAmide™ with Clearmind’s innovative MEAI compound (5-methoxy-2-aminoindane) for treating metabolic syndrome and obesity.

According to data collected by the Centers for Disease Control and Prevention from the period 2017-2020, the prevalence of obesity in the United States of adults aged 20 and over was 41.9%.

According to Emergen Research, the global obesity treatment market size was $15 billion in 2022 and is expected to grow at a compound annual growth rate of 10.0% during the forecast period. Rising prevalence of obesity and technological advancements in weight loss equipment are key factors driving market revenue growth.

Overall, as part of this collaboration, twelve other patent applications have been filed by Clearmind with the USPTO for various compositions, including the proprietary composition of SciSparc’s PEA with Clearmind’s MEAI compound for the treatments of alcohol use disorder, cocaine addiction and obesity and its related metabolic disorders.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected growth of the global obesity treatment market. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055